SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 July 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 01 July 2024
           re: Block listing Interim Review

BLOCK LISTING SIX MONTHLY RETURN

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 July 2024

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Sharesave Scheme (2017)
Period of return:	From:	01 January 2024	To:	30 June 2024
Balance of unallotted securities under scheme(s) from previous return:		707,742,241
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		646,683,316
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		61,058,925
Name of contact:		Stephanie Haladner
Telephone number of contact:		07827 929614

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Deferred Bonus Plan 2008
Period of return:	From:	01 January 2024	To:	30 June 2024
Balance of unallotted securities under scheme(s) from previous return:		490,589
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		490,589
Name of contact:		Stephanie Haladner
Telephone number of contact:		07827 929614

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Share Incentive Plan (formerly Lloyds TSB Group Shareplan)
Period of return:	From:	01 January 2024	To:	30 June 2024
Balance of unallotted securities under scheme(s) from previous return:		24,055,612
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		75,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		38,023,253
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		61,032,359
Name of contact:		Stephanie Haladner
Telephone number of contact:		07827 929614

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Executive Group Ownership Share Plan
Period of return:	From:	01 January 2024	To:	30 June 2024
Balance of unallotted securities under scheme(s) from previous return:		8,756,123
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,756,123
Name of contact:		Stephanie Haladner
Telephone number of contact:		07827 929614

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group plc Deferred Bonus Plan (2021)
Period of return:	From:	01 January 2024	To:	30 June 2024
Balance of unallotted securities under scheme(s) from previous return:		75,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		75,000,000
Name of contact:		Stephanie Haladner
Telephone number of contact:		07827 929614

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Long Term Share Plan 2020
Period of return:	From:	01 January 2024	To:	30 June 2024
Balance of unallotted securities under scheme(s) from previous return:		61,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		61,000,000
Name of contact:		Stephanie Haladner
Telephone number of contact:		07827 929614

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director
Date: 01 July 2024